Exhibit 14.1

MCG CAPITAL CORPORATION

AMENDED AND RESTATED

CODE OF BUSINESS CONDUCT AND ETHICS

Compliance with Laws	1

Conflicts of Interest	2

Insider Trading	3

Anti-Money Laundering	3

Confidentiality and Public Disclosure	4

Honest and Ethical Conduct and Fair Dealing	4

Protection and Proper Use of Corporate Assets and Corporate Opportunities	5

Records Retention	5

Use of Computer Systems, E-Mail, the Internet and Other Electronic Resources	6

Equal Opportunity, Anti-Harassment and Work Environment	6

Gifts and Gratuities	8

Accuracy of Books and Records and Public Reports	8

Concerns Regarding Accounting or Auditing Matters	9

Dealings with Independent Auditors	10

Know the Limits of your Signature Authority	10

Waivers of this Code of Business Conduct and Ethics	10

Reporting and Compliance Procedures	10

Non-Retaliation Policy	12

Internal Investigations	13

Dissemination and Amendment	13

CERTIFICATION	15

Dear MCG Colleagues,

Our business is a direct reflection of how we conduct ourselves on a daily basis. MCG is committed to upholding its core values of integrity, honesty, fairness and open communication. These core values are the foundation of our Amended and Restated Code of Business Conduct and Ethics (the “Code”), which is meant to guide each of you in how you make decisions, how you interact with others and how you otherwise conduct yourself as an employee, officer or director of the Company.

Please familiarize yourself with this Code as you are responsible for complying with its principles. On behalf of our leadership team, thank you for your ongoing commitment to our core values and helping to ensure that we do not lose sight of what makes MCG a special place.

Sincerely,

Richard W. Neu
Chief Executive Officer

MCG CAPITAL CORPORATION

AMENDED AND RESTATED

CODE OF BUSINESS CONDUCT AND ETHICS

This Amended and Restated Code of Business Conduct and Ethics (the “Code”) of MCG Capital Corporation, a Delaware corporation (“MCG” or the “Company”), sets forth the standards of conduct for everyone at MCG, including our directors, officers and employees. This Code covers a wide variety of activities and is intended to be used as a roadmap to guide each of us in conducting our day-to-day activities at MCG and all of our MCG business in accordance with the high standards of integrity, honesty, fairness and open communication and in compliance with all applicable laws and regulations. MCG is committed to these principles and, as a valued member of the MCG team, each of us is responsible for ensuring that we comply with them.

Throughout the Code we have attempted to provide examples to address potential questions that may arise as you perform your duties at MCG. However, these examples are not meant to be exhaustive or cover every possible situation. As a result, if you have any questions regarding this Code or how it may apply to you in any particular situation, you should contact the Company’s General Counsel and Chief Compliance Officer. Additional procedures for reporting and addressing potential violations of the Code are set forth under “Reporting and Compliance Procedures” below.

COMPLIANCE WITH LAWS

The Company requires that all employees, officers and directors comply with all laws, rules and regulations (collectively, “Laws”) applicable to the Company wherever it does business, including, without limitation, securities laws, antitrust laws, data privacy and employment Laws. You are expected to:

•	become generally familiar with the Laws that apply to your job and responsibilities;

•	use good judgment and common sense in seeking to comply with these Laws;

•	use personal data responsibly and for authorized purposes only, protect and limit unauthorized access to personal data and securely destroy personal data when we no longer need it in accordance with the Company’s Document Management Policy;

•	comply with the provisions of the Code set forth under “Equal Opportunity, Anti-Harassment and Work Environment” below;

•	ask for advice from the Company’s General Counsel and Chief Compliance Officer when you are uncertain about any Laws;

•	act in accordance with advice any obtained from the Company’s General Counsel and Chief Compliance Officer; and

•	promptly report (in accordance with “Reporting and Compliance Procedures” below) any violation of any Law by the Company, whether by its employees, officers, directors, or any third party doing business on behalf of the Company, of which you become aware.

While it is the Company’s desire to address matters internally, nothing in this Code should discourage you from reporting any illegal activity, including any violation of the securities laws, antitrust laws, or any other Law to the appropriate regulatory authority. We will not discharge, demote, suspend, threaten, harass or in any other manner discriminate or retaliate against any of our employees, officers or directors because

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he or she reports any such violation, unless it is determined that the report was made with knowledge that it was false. This Code should not be construed to prohibit you from testifying, participating or otherwise assisting in any state or federal administrative, judicial or legislative proceeding or investigation.

CONFLICTS OF INTEREST

Our employees, officers and directors must act in the best interests of the Company. You must refrain from engaging in any activity or having a personal interest that presents a “conflict of interest.” A conflict of interest occurs when your personal interest interferes, or appears to interfere, with the interests of the Company. A conflict of interest can arise whenever you, as an officer, director or employee, take action or have an interest that prevents you from performing your Company duties and responsibilities honestly, objectively and effectively.

For example, a conflict of interest probably exists if:

•	you cause MCG to enter into a business relationship with you or a family member, or to invest in or finance a company affiliated with you or a family member;

•	you use, disclose, nonpublic information about MCG, its affiliates, lenders, customers, business partners, investments or business arrangements for your personal gain or the gain of a family member; or

•	you or a family member receives improper personal benefit as a result of your position with MCG from an entity or person that does, or is seeking to do, business with, or is a competitor of, the Company or any of its subsidiaries or affiliates. Such improper personal benefits may include:

•	Loans to or guarantees of obligations of you or a family member; and

•

As more fully discussed below under “Gifts and Gratuities, gifts, favors or other benefits of more than token value or excessive entertainment, such as tickets to sporting or entertainment events or meals.

It is your responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest to the General Counsel and Chief Compliance Officer who shall be responsible for determining whether such transaction or relationship constitutes a conflict of interest or requires further analysis under §57 of the Investment Company Act of 1940, as amended, or the Company’s Related Person Transaction Policy.

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INSIDER TRADING

There may be times, in the course of your employment at MCG, when you become aware of information about MCG that is not yet available to the general public. The use of such nonpublic or “inside” information for purposes of securities trading is strictly prohibited. MCG takes its responsibilities under the U.S. Federal Securities laws very seriously, and expects all MCG employees to do the same.

If you have material, nonpublic information relating to MCG or our business, it is our policy that you may not buy or sell MCG securities or engage in any other action to take advantage of, or pass on to others, that information. This also applies to trading in the securities of another company (for example, MCG’s customers, vendors and business partners), if you have material, nonpublic information about that company that you learned in the course of your employment with or service to MCG. Even the appearance of an improper transaction must be avoided to prevent the potential prosecution of MCG or the individuals involved in the trade.

Information is “material” if it could affect the price of a security or if a reasonable investor would likely consider such information to be important in making a decision as to whether to sell or buy a security. Information is considered “nonpublic” if it has not been made available to the general public for at least three trading days, typically through a press release or SEC filing.

As a precaution, MCG employees and Board members are restricted from trading in Company securities during certain days each calendar quarter.

MCG employees are prohibited not only from buying and selling MCG securities when they are in possession of material, nonpublic information, but also from tipping others; that is, passing along information to friends or family in an effort to help someone make a profit or avoid a loss. Besides being considered a form of insider trading, tipping is also a serious breach of MCG confidential information. For this reason, you should be very careful to avoid discussion of sensitive information anywhere that others may hear it, such as when you are out dining, on public transportation or in elevators. Employees should refer to the Company’s Insider Trading Policy for more information and additional restrictions.

ANTI-MONEY LAUNDERING

Individuals involved in certain types of criminal activity, such as terrorism, narcotics, bribery, and fraud, may try to “launder” the proceeds of their crimes to hide them or make them appear legitimate. There are numerous global laws and regulations prohibiting money laundering, which prohibit conducting transactions that involve proceeds of criminal activities. A related concern is that legitimate funds may be used to finance terrorist activity, which is sometimes referred to as “reverse” money laundering. MCG is committed to complying fully with all applicable anti-money laundering and anti-terrorism laws. MCG will conduct business only with reputable customers involved in legitimate business activities, with funds derived from legitimate sources.

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CONFIDENTIALITY AND PUBLIC DISCLOSURE

Our employees, officers and directors must maintain the confidentiality of confidential information entrusted to them by the Company or other companies, including our customers, except when disclosure is authorized by a supervisor or legally mandated. “Confidential information” includes all nonpublic information that might be of use to the competitors of the Company or our customers or harmful to the Company or our customers if disclosed. Unauthorized disclosure of any confidential information is prohibited. Additionally, each of us should take appropriate precautions to ensure that confidential or sensitive business information, whether it is proprietary to the Company or another company, is not communicated within the Company except to employees who have a need to know such information to perform their responsibilities for the Company.

•	Do not leave or use materials containing confidential information where others may see them; and

•	Do not discuss confidential information in public areas where others may overhear them, such as in elevators, trains or airplanes.

Third parties may ask you for information concerning the Company. Subject to the exceptions noted above, our employees, officers and directors (other than the Company’s authorized spokespersons) must not discuss internal Company matters with, or disseminate internal Company information to, anyone outside the Company, except as required in the performance of their Company duties and, if appropriate, after a confidentiality agreement which has been reviewed by the Legal and Corporate Compliance Department is in place. This prohibition applies particularly to inquiries concerning the Company from the media, market professionals (such as securities analysts, institutional investors, investment advisers, brokers and dealers) and security holders. All responses to inquiries on behalf of the Company must be made only by the Company’s authorized spokespersons. If you receive any inquiries of this nature, you must decline to comment and refer the inquirer to your supervisor or one of the Company’s authorized spokespersons. The Company’s policies with respect to public disclosure of internal matters are described more fully in the Company’s Disclosure Policy, which is circulated no less frequently than annually and is available upon request from the General Counsel and Chief Compliance Officer.

You also must abide by any lawful obligations that you have to your former employer. These obligations may include restrictions on the use and disclosure of confidential information, restrictions on the solicitation of former colleagues to work at the Company and non-competition obligations.

HONEST AND ETHICAL CONDUCT AND FAIR DEALING

Our employees, officers and directors should endeavor to deal honestly, ethically and fairly with the Company’s vendors, suppliers, customers, competitors and employees. Statements regarding the Company and any of its offerings must not be untrue, misleading, deceptive or fraudulent. You must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, spreading of unsubstantiated rumors, misrepresentation of material facts or any other unfair-dealing practice. You should never represent the Company in a manner that might be perceived as compromising the integrity of the Company or that might cause it embarrassment.

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PROTECTION AND PROPER USE OF CORPORATE ASSETS AND CORPORATE OPPORTUNITIES

Our employees, officers and directors should seek to protect the Company’s assets. Theft, carelessness and waste have a direct impact on the Company’s financial performance. Our employees, officers and directors must use the Company’s assets and services solely for legitimate business purposes of the Company and not for any personal benefit or the personal benefit of anyone else.

Incidental personal use of telephones, fax machines, copy machines, personal computers, printers and similar equipment and office supplies is generally allowed if there is no significant added cost to MCG, it does not interfere with an employee’s work duties and is not related to an illegal activity or to any outside business.

Our employees, officers and directors must advance the Company’s legitimate interests when the opportunity to do so arises. You must not take for yourself personal opportunities that are discovered through your position with the Company or the use of property or information of the Company. Therefore, you should not:

•	take for yourself personally opportunities, including investment opportunities, discovered through the use of your position with MCG, or through the use of MCG’s property or information;

•	use MCG’s property, information, or position for your personal gain or the gain of a family member; or

•	compete, or prepare to compete, with MCG.

RECORDS RETENTION

There are many legal and regulatory requirements that impact how we handle MCG documents, including accounting, legal, compliance and other records. All MCG employees are responsible for ensuring that MCG records are managed, retained, stored and disposed of in accordance with all applicable laws and regulations.

Not all information, including e-mail, is a record that needs to be retained. Records include information stored in various formats, including paper, compact disk, stored voice-mail message and computer hard drive.

Retain and dispose of MCG records only in accordance with the procedures set forth in MCG’s Document Management Policy and the relevant retention timeframes articulated on the retention schedule for your department. Never alter or destroy any documents or information during on-going litigation, investigations or audits or that are likely to be relevant to any threatened, reasonably foreseeable, contemplated or pending litigation or governmental audit or investigation.

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For further information, please refer to MCG’s Document Management Policy, your department’s document coordinator or contact the Legal and Corporate Compliance Department.

USE OF COMPUTER SYSTEMS, E-MAIL, THE INTERNET AND OTHER ELECTRONIC RESOURCES

Electronic resources are critical to the success of our business and we are all responsible for ensuring that these systems are used responsibly and for legitimate business purposes. Examples of electronic resources include your computer, MCG’s network (including the Internet), our e-mail system, our telephones, our BlackBerry or smartphone devices, our file servers and our copy and fax machines. All of these resources, whether used for internal or external communications, are the property of MCG and are intended for MCG business purposes.

While we understand the need to use these resources at times for personal matters, any such use should be occasional and insignificant, and should not interfere with your work. Electronic resources may not, under any circumstances, be used to run any non-MCG business or to do anything unlawful or harassing. E-mail, voice mail and other electronic data created, sent or stored on MCG’s property (including data accessed, copied, or printed from the Internet) is also MCG property. While we do not wish to intrude unnecessarily on your privacy, you should be aware that MCG may monitor all of its electronic messaging systems and all information viewed or downloaded from the Internet through MCG’s Internet connection.

Remember! Your communications using Electronic Resources are NOT private!

An e-mail may look different than a paper communication, but it is usually considered a legal document just as a memorandum, letter, or handwritten notes would be. You should draft and send e-mail and any other electronic transmission of information using the same level of caution and professionalism as any other communication. All transmissions of confidential, privileged or restricted material (whether by document, e-mail, fax, other electronic transmission or via the Internet) should be plainly marked as such and, where possible, encrypted before sending.

You may not post messages (whether through use of an MCG computer, a personal computer or otherwise) containing Company information or concerning the Company to Internet chat rooms, message boards, news groups or any other similar forums. MCG’s policies and procedures for using electronic resources are described more fully in the Company’s Electronic Resources Policy, which is circulated no less frequently than annually and is available through the MCG Portal or upon request from the General Counsel and Chief Compliance Officer.

EQUAL OPPORTUNITY, ANTI-HARASSMENT AND WORK ENVIRONMENT

At MCG, we appreciate the diversity of our workforce and the unique qualities of each employee. We strive to create and maintain an environment where our employees feel motivated and successful, and are

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treated with dignity and respect. MCG is committed to providing equal opportunity in all of our employment decisions—hiring, compensating, promoting and terminating—without regard to race, color, sex or gender, pregnancy status, religion, age, national origin, sexual orientation, gender identity, physical or mental disability, HIV status, veteran status, marital status, citizenship status, or any other status protected by law. Consistent with this principle, we will not tolerate discrimination, harassment, intimidation or violence, whether based on an individual’s status or otherwise. Examples of actions intended or otherwise tending to create or foster a hostile work environment may include:

•	Engaging in violent, bullying, intimidating, stalking, insulting or other harassing behavior;

•	Bringing a weapon of any kind onto the Company premises, even if you have a legal permit to carry it;

•	Engaging in sexual advances, propositions, flirtations or physical contact (touching, hugging, rubbing, patting, pinching or kissing another person);

•	Beginning or maintaining a romantic relationship with someone in your reporting chain whose performance review, compensation or promotion you may influence;

•	Making demands or other unwelcome communications or conduct of a sexual nature;

•	Telling jokes or stories or making comments or gestures that others could perceive as offensive;

•	Making remarks about a person’s clothing, body or personal life; or

•	Displaying materials that could be offensive to others.

Without in any manner limiting the potential responses or disciplinary action that may be imposed by MCG, the commission of any conduct constituting discrimination, harassment, intimidation or violence can be grounds for immediate dismissal and termination for cause. In addition, electronic resources must never be used to transmit any type of communication that is unlawful or offensive, including anything that could be viewed by others as threatening, obscene or inappropriate.

The Company is also committed to providing a safe workplace environment and has adopted a drug-free workplace policy. Abuse of drugs or other intoxicants, including alcohol, creates an unsafe environment and is strictly prohibited at all times when working for or representing the Company.

•	Possession or use of illegal drugs and unauthorized controlled substances on Company time or property or at Company-sponsored events is prohibited;

•	Alcohol may be consumed at Company functions (such as MCG-sponsored office parties) provided you act responsibly and do not operate a motor vehicle while impaired;

•	You are required to notify your supervisor in writing within five (5) days of any criminal drug statute conviction;

•

If you are taking prescription drugs which are likely to impact your job performance or create a safety risk to yourself or others, please discuss this matter with your supervisor or Human Resources; and

•	The Company reserves the right to search and inspect your work station for the maintenance of a safe workplace.

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If you see or suspect discrimination, harassment, intimidation or violence involving an MCG employee, officer or director, or any workplace injury or unsafe condition, you should promptly report it in accordance with the “Reporting and Compliance Procedures” set forth below in this Code. There will be no reprisal, retaliation or adverse action taken against anyone who, in good faith, reports or assists in the investigation of a violation or suspected violation of this Code, or who makes an inquiry about whether certain actions are appropriate.

GIFTS AND GRATUITIES

MCG counts on you to promote successful working relationships and good will with our business partners. Using Company funds or assets for gifts, gratuities or other favors must be reasonable, however, and comply with the law. In making decisions whether something is reasonable, you should always keep the best interests of MCG in mind.

Remember that you must not accept, or permit any member of your immediate family to accept, any gifts, gratuities or other favors from any vendor, supplier, customer or other person doing or seeking to do business with the Company, other than items of insignificant value. Any gifts that are not of insignificant value should be returned immediately and reported to your supervisor. If immediate return is not practical, they should be given to the Company for charitable disposition or such other disposition as the Company, in its sole discretion, believes appropriate.

This can be a complicated area and unique situations arise all the time. Do not hesitate to ask your supervisor or the Legal and Compliance Department for guidance.

Use common sense and moderation in business meals and entertainment. You should only provide, or accept, business meals and entertainment if they are infrequent, reasonable in price, intended to serve legitimate business goals and would not cause the Company embarrassment if publicly known. As a general guide:

•	the price of a meal is considered reasonable if it is less than $100 per person;

•	the price of entertainment (sporting event tickets, concerts, etc.) is considered reasonable if it is less than $100 per person;

•	if the invitation includes both a meal and entertainment, the combined price of both the meal and entertainment is considered reasonable if it is less than $200 per person.

Bribes and kickbacks are criminal acts, strictly prohibited by law. You must not offer, give, solicit or receive any form of bribe or kickback anywhere in the world.

ACCURACY OF BOOKS AND RECORDS AND PUBLIC REPORTS

Our reputation and our ability to meet our legal and regulatory obligations and maintain the confidence of our stockholders and the marketplace depends upon the integrity of our business practices, including our internal recordkeeping and external reporting systems. Therefore it is critical that you honestly, accurately, completely and timely report all business transactions, whether in the form of financial records, travel and expense reports, forecasts, resource allocations and billings or otherwise.

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As a publicly traded company, MCG is legally obligated to provide full, fair, accurate and timely disclosure in all of its reports and documents, particularly those submitted to regulatory agencies. Failing to do so may harm our business and result in serious consequences both for MCG and the individuals involved, including possible civil and criminal penalties as well as termination of employment.

We expect you to use good judgment and common sense to ensure that our books, records and reports accurately reflect the true nature of the transactions they record. Reports and records should never be used to mislead those who receive them or conceal anything that is improper. You must not enter, and shall not knowingly permit anyone else to enter, false or misleading entries in the Company’s books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation. Furthermore, you must never sign a document or make a commitment on behalf of the Company without ensuring you have the proper authority or without obtaining any required internal approvals. If you are unsure what approvals are required or the limits on your authority, please check with the Legal and Corporate Compliance Department.

CONCERNS REGARDING ACCOUNTING OR AUDITING MATTERS

You are obligated to immediately report any concerns you may have regarding questionable accounting or auditing matters or any complaints regarding accounting, internal accounting controls or auditing matters. Such concerns or complaints should be submitted confidentially and, if you wish, anonymously either:

•	in writing to the Company’s General Counsel and Chief Compliance Officer at 1100 Wilson Boulevard, Suite 3000, Arlington, Virginia 22209;

•

through the MCG Ethics and Compliance Hotline by calling the toll-free number, (877) 228-5423, or by accessing the web-based reporting system, at www.EthicsPoint.com, clicking “file a new report” and entering “MCG” in the company field; or

•

in writing directly to the Chair of the Audit Committee of the Board of Directors, by writing to the Chair of the Audit Committee, in care of the Company’s General Counsel and Chief Compliance Officer at 1100 Wilson Boulevard, Suite 3000, Arlington, Virginia 22209, such envelope to be labeled with the following legend: “To be opened by the Chair of the Audit Committee only.”

See “Reporting and Compliance Procedures” below.

All such concerns and complaints will be forwarded to the Audit Committee of the Board of Directors. In addition, a record of all complaints and concerns received will be provided to the Audit Committee each fiscal quarter. The Audit Committee will evaluate the merits of any concerns or complaints received by it and authorize such follow-up actions, if any, as it deems necessary or appropriate to address the substance of the concern or complaint.

The Company will not discipline, discriminate against or retaliate against any employee, officer or director who reports a complaint or concern, unless it is determined that the report was made with knowledge that it was false.

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DEALINGS WITH INDEPENDENT AUDITORS

MCG employees must act with the utmost integrity when working with an independent auditor in any audit, review or examination of the Company’s financial statements or in the preparation or filing of any document or report with the SEC in connection with the Company’s financial statements.

None of our employees, officers or directors shall, directly or indirectly, make or cause to be made a materially false or misleading statement to an accountant in connection with (or omit to state, or cause another person to omit to state, any material fact necessary in order to make statements made, in light of the circumstances under which such statements were made, not misleading to, an accountant in connection with) any audit, review or examination of the Company’s financial statements or the preparation or filing of any document or report with the SEC.

None of our employees, officers or directors shall, directly or indirectly, take any action to coerce, manipulate, mislead or fraudulently influence any independent public or certified independent public accountant engaged in the performance of an audit or review of the Company’s financial statements.

In that regard, make sure that you:

•	Pay careful attention to the accuracy of books, records and financial statements.

•	Report any known or potentially false or misleading information in the Company’s financial statements to the Legal and Corporate Compliance Department.

KNOW THE LIMITS OF YOUR SIGNATURE AUTHORITY AND DO NOT EXCEED THOSE LIMITS

Employees’ signature limits are set forth in MCG’s “Expenditure Authorization Policy and Procedure.” You should not commit the Company to contracts or approve vendor invoices for amounts that exceed your expenditure approval limits. If you are unsure of your authorization limits please review the “Expenditure Authorization Policy and Procedure” and/or check with a member of the Accounting Team.

WAIVERS OF THIS CODE OF BUSINESS CONDUCT AND ETHICS

While some of the policies contained in this Code must be strictly adhered to and no exceptions can be allowed, in other cases exceptions may be appropriate. Any of our employees or officers who believes that a waiver of any of these policies is appropriate in his or her particular case should contact the Company’s General Counsel and Chief Compliance Officer, who shall be responsible for maintaining a record of all requests by our employees or officers for waivers of any of these policies and the disposition of such requests.

Any of our executive officers or directors who seeks a waiver of any of these policies should also contact the Company’s General Counsel and Chief Compliance Officer. Any waiver of this Code for our executive officers or directors or any change to this Code that applies to executive officers or directors may be made only by the Board of Directors of the Company and will be disclosed as required by law or stock exchange regulation.

REPORTING AND COMPLIANCE PROCEDURES

Every one of our employees, officers and directors has the responsibility to ask questions, seek guidance, report suspected violations and express concerns regarding compliance with this Code.

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We appreciate that it takes courage to raise such issues, especially if it involves a co-worker, a manager or a situation in your department. You may report such conduct openly or anonymously without fear of retaliation. MCG will not discipline, discriminate against or retaliate against any of our employees, officers or directors who reports such conduct or who cooperates in any investigation or inquiry regarding such conduct, unless it is determined that the report was made with knowledge that it was false.

Depending on the nature of the concern, it may be appropriate to approach the individual responsible directly with your concerns, providing him or her with an opportunity to clarify (or stop) his or her conduct. In the event that you are not comfortable handling the situation, or if you believe the misconduct involves a legal or a contracts issue, you should promptly consult one of the following resources:

Your Manager: Your manager understands your areas of responsibility and is often in the best position to assist you if you have questions or concerns. However, we recognize there may be times when you are uncomfortable discussing a matter with your manager. In such situations, you should consult one of the other resources listed below.

Legal and Corporate Compliance Department: There may be situations when you would prefer to discuss your questions or concerns with someone outside of your department. You may contact the Legal and Corporate Compliance Department to discuss your concerns and confidentiality will be maintained to the fullest extent legally possible. You may report violations of this Code, on a confidential or anonymous basis, by contacting Tod K. Reichert, the Company’s General Counsel and Chief Compliance Officer, by mail or e-mail at: 1100 Wilson Boulevard, Suite 3000, Arlington, Virginia 22209, or treichert@mcgcapital.com.

MCG Ethics and Compliance Hotline: In addition, the Company has established the MCG Ethics and Compliance Hotline, which is a phone and web-based communications tool that offers our employees a confidential way to raise a concern or report suspected unethical, unprofessional, illegal or fraudulent activity by others associated with the Company. MCG has contracted with EthicsPoint, an external, third-party provider of phone and web-based hotline services, to operate the MCG Ethics and Compliance Hotline. MCG believes that using an outside provider encourages our employees to report legitimate issues, ensures confidentiality to anyone filing a report and protects the identity of those who choose to remain anonymous.

The MCG Ethics and Compliance Hotline offers two ways to report concerns:

•	by calling the toll-free number, (877) 228-5423; or

•	by accessing the web-based reporting system, at www.EthicsPoint.com, clicking “file a new report” and entering “MCG” in the company field.

Both options are available 24-hours a day, seven-days a week, 365-days a year and the same methodology for gathering information is employed in either instance.

While we prefer that you identify yourself when reporting violations so that we may follow up with you, as necessary, for additional information, you may report anonymously if you wish.

We take all alleged violations of this Code very seriously and they will be investigated in a standardized and impartial manner. If the General Counsel and Chief Compliance Officer receives information regarding an alleged violation of this Code, he or she shall, as appropriate, (a) evaluate such information, (b) if the alleged violation involves an executive officer or a director, inform the Chief Executive Officer and Board of Directors of the alleged violation, (c) determine whether it is necessary to conduct an informal inquiry or a formal investigation and, if so, initiate such inquiry or investigation, typically including a review of the relevant communications and documents, interviews of key personnel and an analysis of legal considerations, and (d) take appropriate action based on the results of any such inquiry or investigation, or if the alleged violation involves an executive officer or a director, report the results of any such inquiry or investigation to the Board of Directors or a committee thereof. Our employees, officers and directors are

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expected to cooperate fully with any inquiry or investigation by the Company regarding an alleged violation of this Code. Failure to cooperate with any such inquiry or investigation may result in disciplinary action, up to and including discharge.

The Company shall determine whether violations of this Code have occurred and, if so, shall determine the disciplinary measures to be taken against any employee who has violated this Code. In the event that the alleged violation involves an executive officer or a director, the Chief Executive Officer and the Board of Directors, respectively, shall determine whether a violation of this Code has occurred and, if so, shall determine the disciplinary measures to be taken against such executive officer or director. Failure to comply with the standards outlined in this Code will result in disciplinary action including, but not limited to, reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, discharge and restitution.

NON-RETALIATION POLICY

Anyone at MCG who comes forward with concerns plays an important role in maintaining a healthy, respectful and productive workplace, as well as in protecting MCG stakeholders. These colleagues help MCG to identify problems before more serious consequences can develop. It is important for each of us to create a working environment where everyone can raise business conduct concerns without fear of retaliation.

Any employee, who in good faith, seeks advice, raises a concern or reports misconduct is doing the right thing and will not be subject to discipline or retaliation.

If you have raised a concern with your manager or another resource, you can expect that they will follow up with you within a reasonable timeframe to provide an update on the issue. While they will not be able to disclose specific details, depending on the nature of the case, the manager will likely provide a high-level summary of the action taken in the case. If you have chosen to remain anonymous in a report on the MCG Ethics and Compliance Hotline, you will be given a case number that will allow you to follow-up at your discretion for a status update.

Retaliation against employees who raise concerns or questions about misconduct in good faith will not be tolerated. Good faith means that you have made a genuine attempt to provide honest and accurate information, even if you are later proven to have been mistaken. We reserve the right to discipline anyone who knowingly makes a false accusation or has acted improperly. However, if an employee voluntarily reports that he or she was involved in a violation; such self-reporting may be considered when determining the appropriate disciplinary action to be taken.

MCG will take appropriate action against any individual engaging in retaliatory conduct. Anyone who may have experienced retaliation after raising a concern should bring the issue to the attention of a supervisor or the General Counsel and Chief Compliance Officer. Additionally, the MCG Ethics and Compliance Hotline may be used to discuss a retaliation issue. If you observe, or are asked to participate in, retaliation, you must also immediately report it. Consequences for retaliation can involve all levels of discipline, including termination.

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INTERNAL INVESTIGATIONS

Investigations are sometimes necessary to review business practices, operational matters or potential violations of law or MCG policies. Our General Counsel is responsible for overseeing all internal investigations of reported or suspected fraud, misconduct or any other violation of MCG’s Codes of Ethics and related policies by anyone associated with MCG.

The Legal and Compliance Department has established protocols to ensure that all internal investigations are conducted by qualified personnel who have been trained to conduct investigations promptly, professionally, confidentially and lawfully.

You should not interfere in any investigations or conduct your own inquiry. Instead, you should promptly report any suspected fraud, misconduct or any other violation of MCG’s Codes of Ethics. All MCG employees are expected to cooperate in internal investigations, audits, accounting reviews or directives from MCG attorneys in connection with lawsuits or government investigative proceedings.

After an investigation is completed, appropriate disciplinary and other corrective action may be taken when warranted by the facts. All investigations and any resulting corrective action will be conducted in compliance with local law, MCG policies and any applicable regulatory requirements. MCG may, in appropriate cases and subject to applicable local law, notify government authorities and cooperate with any resulting prosecution or other government action.

In addition, when legally required or otherwise appropriate, MCG will timely self-report compliance violations to applicable government authorities and cooperate with any resulting official proceedings. The determination of whether and when to refer a matter to government authorities, or to self-report compliance violations, will be made by MCG’s General Counsel or his designees.

If you think you are being retaliated against, or that an investigation is being conducted inappropriately, you should report it immediately using any of the reporting methods available to you.

DISSEMINATION AND AMENDMENT

This Code shall be distributed to each of our new employees, officers and directors upon commencement of his or her employment or other relationship with the Company and shall also be distributed annually to each of our employees, officers and directors, and each of our employees, officers and directors shall certify that he or she has received, read and understood the Code and has complied with its terms.

The Company reserves the right to amend, alter or terminate this Code at any time for any reason. The most current version of this Code can be found in the Investor Relations section of the Company’s website or at www.EthicsPoint.com.

This document is not an employment contract between the Company and any of our employees, officers or directors.

*****

Code of Business Conduct & Ethics	Page 13

Adopted by the Board of Directors of

MCG Capital Corporation,

as of March 15, 2012

Code of Business Conduct & Ethics	Page 14

CERTIFICATION

I,                                                                  do hereby certify that:

(Print Name Above)

1.	I have received and carefully read the Amended and Restated Code of Business Conduct and Ethics of MCG Capital Corporation.

2.	I understand the Amended and Restated Code of Business Conduct and Ethics.

3.	I have complied and will continue to comply with the terms of the Amended and Restated Code of Business Conduct and Ethics.

Date:
(Signature)

EACH EMPLOYEE, OFFICER AND DIRECTOR IS REQUIRED TO SIGN, DATE AND RETURN THIS CERTIFICATION TO MCG’S GENERAL COUNSEL AND CHIEF COMPLIANCE OFFICER. FAILURE TO DO SO MAY RESULT IN DISCIPLINARY ACTION.

Code of Business Conduct & Ethics	Page 15